Exhibit 10.6

FORM OF ASSIGNMENT OF EMPLOYMENT AGREEMENT

Assignment of Employment Agreement (“Assignment Agreement”), dated as of September 29, 2016, by and between R.R. Donnelley & Sons Company (“RRD”), a Delaware corporation, and Donnelley Financial Solutions, Inc., a Delaware corporation (“Donnelley Financial”).

Recitals

WHEREAS, RRD has entered into an employment agreement with Thomas F. Juhase of RRD (the “Executive”), dated July 27, 2007 (the “Employment Agreement”). A copy of the Employment Agreement is attached as to this Assignment Agreement as Annex A; and

WHEREAS, RRD desires to assign the Employment Agreement to Donnelley Financial, and Donnelley Financial desires to acquire all of RRD’s right, title and interest in the Employment Agreement; and

WHEREAS, the Executive has acknowledged and acquiesced to the assignment of his Employment Agreement and the transfer of his employment to Donnelley Financial.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth below, the parties hereby agree as follows:

Agreement

1.	Assignment of Employment Agreement. Effective as of the Donnelley Financial Distribution Date, as defined in the Separation and Distribution Agreement by and among RRD, LSC Communications, Inc. and Donnelley Financial (the “Distribution Date”), RRD hereby irrevocably, absolutely and unconditionally assigns, transfers, conveys and delivers to Donnelley Financial and its successors and assigns all of RRD’s right, title and interest in, to and under the Employment Agreement.

2.	Acceptance of Assignment. From and after the Distribution Date, Donnelley Financial hereby irrevocably, absolutely and unconditionally assumes, undertakes and agrees to pay, perform and discharge in full any and all claims and obligations arising under and/or in connection with the Employment Agreement.

3.	References. From and after the Distribution Date, all references in the Employment Agreement to “Donnelley” or the “Company” shall be deemed to be references to Donnelley Financial, including, but not limited to, with respect to any triggers such as those relating to a Change in Control or related events.

4.

Executive Acknowledgement. The Executive acknowledges and agrees that the transfer of his employment as described in this letter will not constitute a termination of the Executive’s employment (whether or not without “cause” by RRD), nor grounds for leaving with “good reason”, as such terms may be defined under the Employment

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Agreement as in effect through the Distribution Date. This acknowledgement and agreement is without limitation on the Executive’s rights in the event that he is subsequently terminated without “cause” or would be allowed to leave for “good reason” by Donnelley Financial.

5.	Restrictive Covenants. The Executive also acknowledges and agrees that he will be fully obligated to Donnelley Financial under the non-compete, employee non-solicit and customer non-solicit covenants (together, the “Restrictive Covenants”) of the Employment Agreement. In addition, beginning on the Distribution Date and ending on the day eighteen (18) months following the Distribution Date (the “Wear Away Period”), if the Executive terminates employment for any reason, he shall be fully obligated to each of RRD and LSC under the Restrictive Covenants for the period, if any, beginning on the date of the Executive’s termination and ending at the conclusion of the Wear Away Period. The Executive acknowledges and agrees that the confidentiality and non-disparagement covenants shall survive at all times, both during and after employment, with respect to Donnelley Financial, and shall survive and apply to each of RRD and LSC at all times after employment. The Executive, Donnelley Financial and RRD acknowledge that LSC is a third party beneficiary for purposes of enforcement of this Section 5.

6.	Miscellaneous. This Assignment Agreement shall inure to the benefit of the Donnelley Financial, its successors and assigns. In the event any provision hereof is determined to be unenforceable or invalid such provision or such part thereof as may be unenforceable or invalid shall be deemed severed from this Assignment Agreement and the remaining provisions carried out with the same force and effect as if the severed provisions or part thereof had not been made a part hereof.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Assignment Agreement on the date first above written.

R.R. DONNELLEY & SONS COMPANY		DONNELLEY FINANCIAL SOLUTIONS, INC.

By:	/s/ Daniel L. Knotts	/s/ Daniel N. Leib
	Daniel L. Knotts	Daniel N. Leib
	Chief Operating Officer	Chief Executive Officer

Acceptance of Assignment by Executive

I, Thomas F. Juhase, do hereby consent to the assignment of my Employment Agreement by and between R.R. Donnelley & Sons Company and Donnelley Financial Solutions, Inc.

Dated: September 29, 2016

By:	/s/ Thomas F. Juhase
Thomas F. Juhase

ANNEX A

[Copy of Employment Agreement]

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RR Donnelley	Global Headquarters

111 South Wacker Drive
Chicago, Illinois 60606-4301
Telephone (312) 326 8000

July 27, 2007

Mr. Thomas Juhase

[address]

Dear Tom:

In recognition of your importance to R.R. Donnelley & Sons Company, its officers, directors, subsidiaries, affiliates, and successors, including but not limited to Moore Wallace North America, Inc. (“Donnelley” or “Company”) and to further the Company’s interests, we are pleased to offer you a new employment letter (“Agreement”). The purpose of this Agreement is to amend and restate in its entirety the employment letter, dated as of June 14, 2005, between you and the Company. All capitalized terms used but not defined in the text of this Agreement shall have the meanings assigned to such terms in Annex A.

The terms of this Agreement are as follows:

1.	Title and Responsibilities. You are currently President, Global Capital Markets, and, effective as of the date hereof, you shall serve as President, Financial, in accordance with the terms and provisions of this Agreement as well as any employment and other policies applicable to employees of the Company and its subsidiaries from time to time during the term of your employment. You will have the customary duties, responsibilities and authorities of such position. You will also receive such office, staffing and other assistance as is commensurate with that received by other executives at your level in the Company.

2.	Employment at Will. You and we hereby acknowledge that your employment with the Company constitutes “at-will” employment and that either party may terminate your employment at any time upon written notice of termination within a reasonable period of time before the effective date of the termination.

3.	Compensation. You will receive the following compensation and benefits, from which the Company may withhold any amounts required by applicable law:

a.	Base Salary. The Company will pay you a base salary (“Base Salary”) at the rate of $375,000 per year. This Base Salary will be paid in accordance with the normal payroll practices of the Company.

b.

Annual Bonus. In respect of each calendar year of the Company, you will be eligible to receive an annual bonus (the “Annual Bonus”) in accordance with the Company’s annual incentive compensation plan (“Plan”) with a target bonus opportunity of 100% of Base Salary. The performance objectives for your Annual Bonus with respect to each calendar year will be determined as provided for in the Plan. You will be eligible for all benefits available generally to executives at your level.

c.	Vacation. You will be eligible for 4 weeks vacation annually.

d.	Benefits. You will continue to be eligible to participate in the employee benefit plan and programs generally applicable to RR Donnelley employees.

4.	Severance. If the Company terminates your employment without Cause, the following will apply:

a.	Severance Pay. The Company will pay you an amount equal to one and one-half times your Annualized Total Compensation (“Severance Pay”), subject to the execution by you of the Company’s customary release, which amount shall be payable in equal installments on the 15th and last days of each of the 18 months following your Separation Date (if the 15th or last day of a month is not a business day, on the closest business day to such).

b.	Benefits. Your medical, dental and vision insurance coverage in effect immediately before your Separation Date will continue to be available to you under the group health plan continuation coverage laws (“COBRA”) for a period of 18 months following your Termination Date (the “COBRA Period”). If you elect COBRA coverage, it will be available to you for 18 months at the same cost your insurance coverage is available to active employees. Your short-term and long-term disability, group life insurance and accidental death and dismemberment insurance end on your Termination Date.

c.	Resignations. You shall resign from such offices and directorships, if any, of the Company that you may hold from time to time.

d.	Indemnification. Your rights of indemnification under the Company’s organizational documents, any plan or agreement at law or otherwise and your rights thereunder to director’s and officer’s liability insurance coverage for, in both cases, actions as an officer of the Company shall survive any termination of your employment.

e.

Section 409A. If you are considered a “specified employee” by the Committee on your Separation Date, then any amounts payable pursuant to this Agreement or otherwise that (i) become payable as a result of your Separation from Service and (ii) are subject to section 409A of the Code as a result of your Separation from Service (“Section 409A Severance”), shall not be paid until the earlier of (x) six months and two days after your Separation Date or (y) your death, unless such an amount may be paid earlier pursuant to final regulations or other ruling or pronouncement of the U.S. Department of Treasury or Internal Revenue Service. Notwithstanding the immediately preceding sentence, your Section 409A Severance not in excess of $400,000 shall not be subject to the six-month delay in payment.

5.	Restrictive Covenants. You and Donnelley recognize that due to the nature of your employment and relationship with Donnelley, you will have access to and develop confidential business information, proprietary information, and trade secrets relating to the business and operations of Donnelley and its affiliates. You acknowledge that such information is valuable to the business of Donnelley and its affiliates, and that disclosure to, or use for the benefit of, any person or entity other than Donnelley or its affiliates, would cause substantial damage to Donnelley. You further acknowledge that your duties for Donnelley include the opportunity to develop and maintain relationships with Donnelley customers, employees, representatives and agents on behalf of Donnelley; and that access to and development of those close relationships with Donnelley customers render your services special, unique and extraordinary. In recognition that the good will and relationships described herein are assets and extremely valuable to Donnelley, and that loss of or damage to those relationships would destroy or diminish the value of Donnelley, you agree as follows:

a.	Noncompetition. In consideration of the covenants and agreements of the Company herein contained, the payments to be made by the Company pursuant to this Agreement, the positions of trust and confidence you occupy and have occupied with the Company and the information of a highly sensitive and confidential nature obtained as a result of such positions, you agree that, from the date of your separation for any reason, including termination by Donnelley with or without Cause, and for 18 months thereafter, you will not, directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, director or in any other individual or representative capacity, worldwide, engage in any business which is competitive with the business of Donnelley. You may, however, own stock or the rights to own stock in a company covered by this paragraph that is publicly owned and regularly traded on any national exchange or in the over-the-counter market, so long as your holdings of stock or rights to own stock do not exceed the lesser of (i) 1% of the capital stock entitled to vote in the election of directors or (ii) the combined value of the stock or rights to acquire stock does not exceed your gross annual earnings from the Company.

b.

Importance of Customer Relationships. You recognize that Donnelley’s relationship with the customer or customers you serve, and with other employees, is special and unique, based upon the development and maintenance of good will resulting from the customers’ and other employees’ contacts with Donnelley and its employees, including you. As a result of your position and customer contacts, you recognize that you will gain valuable information about (i) Donnelley’s relationship with its customers, their buying habits, special needs, purchasing policies, (ii) the skills, capabilities and other employment-related information about Donnelley employees, and (iii) other matters which you would not otherwise know and which is not otherwise readily available. Such knowledge is essential to the business of Donnelley and you recognize that if your employment terminates, Donnelley will be required to rebuild that customer relationship to retain the customer’s business. You recognize that during a period following termination of your employment, Donnelley is entitled to protection from your using the information and customer and employee relationships with which you have been entrusted by Donnelley during your employment.

c.	Nonsolicitation of Customers. You shall not, while employed by Donnelley and for a period of 18 months from the date of termination of your employment with Donnelley for any reason, including termination by Donnelley with or without Cause, directly or indirectly, either on your own behalf or on behalf of any other person, firm or entity, solicit or provide services which are the same as or similar to the services Donnelley provided or offered while you were employed by Donnelley to any customer or prospective customer of Donnelley (i) with whom you had direct contact in the course of your employment with Donnelley or about whom you learned confidential information as a result of your employment with Donnelley or (ii) with whom any person over whom you had supervisory authority at any time had direct contact during the course of his or her employment with Donnelley or about whom such person learned confidential information as a result of his or her employment with Donnelley.

d.	Nonsolicitation of Employees. You shall not while employed by Donnelley and for a period of two years from the date of termination of my employment with Donnelley for any reason, including termination by Donnelley with or without Cause, either directly or indirectly solicit, induce or encourage any Donnelley employee(s) to terminate their employment with Donnelley or to accept employment with any competitor, supplier or customer of Donnelley, nor shall you cooperate with any others in doing or attempting to do so. As used herein, the term “solicit, induce or encourage” includes, but is not limited to, (a) initiating communications with a Donnelley employee relating to possible employment, (b) offering bonuses or additional compensation to encourage Donnelley employees to terminate their employment with Donnelley and accept employment with a competitor, supplier or customer of Donnelley, or (c) referring Donnelley employees to personnel or agents employed by competitors, suppliers or customers of Donnelley.

e.

Confidential Information. You are prohibited from, at any time during your employment with the Company or thereafter, disclosing or using any Confidential Information for your benefit or any other person or entity, unless directed or authorized in writing by the Company to do so, until such time as the information becomes generally known to the public without your fault. “Confidential Information” means information (i) disclosed to or known by you as a consequence of your employment with the Company, (ii) not generally known to others outside the Company, and (iii) that relates to the Company’s marketing, sales, finances, operations, processes, methods, techniques, devices, software programs, projections, strategies and plans, personnel information, industry contacts made during your employment, and customer information, including customer needs, contacts, particular projects, and pricing. These restrictions are in addition to any confidentiality restrictions in any other agreement you may have signed with the Company.

f.	Obligation upon Subsequent Employment. If you accept employment with any future employer during the time period that equals the greater of one year following the date of termination and the Severance Period (regardless of whether you actually receive severance benefits during that period), you will deliver a copy of this Agreement to such employer and advise such employer concerning the existence of your obligations under this Agreement.

g.	Company’s Right to Injunctive Relief. By execution of this Agreement, you acknowledge and agree that the Company would be damaged irreparably if any provision under this Section 5 were breached by you and money damages would be an inadequate remedy for any such nonperformance or breach. Accordingly, the Company and its successors or permitted assigns in order to protect its interests, shall pursue, in addition to other rights and remedies existing in its favor, an injunction or injunctions to prevent any breach or threatened breach of any of such provisions and to enforce such provisions specifically (without posting a bond or other security). With respect to such enforcement, the prevailing party in such litigation shall be entitled to recover from the other party any and all attorneys’ fees, costs and expenses incurred by or on behalf of that party in enforcing or attempting to enforce any provision under this Section 5 or any other rights under this Agreement.

6.	General

a.	Acknowledgement of Reasonableness and Severability. You acknowledge and agree that the provisions of this Agreement, including Section 5, are reasonable and valid in geographic, temporal and subject matter scope and in all other respects, and do not impose limitations greater than are necessary to protect the goodwill, Confidential Information and other business interests of the Company. If any court subsequently determines that any part of this Agreement, including Section 5, is invalid or unenforceable, the remainder of the Agreement shall not be affected and shall be given full effect without regard to the invalid portions. Further, any court invalidating any provision of this Agreement shall have the power to revise the invalidated provisions such that the provision is enforceable to the maximum extent permitted by applicable law.

b.	Non-duplication of Severance Pay. You shall not be eligible for the severance benefits set forth in Section 4 above if you are or become covered under a different individually negotiated arrangement providing for severance benefits. If, upon ultimate termination of employment, the separation pay for which you would be eligible under the R.R. Donnelley & Sons Company Separation Pay Plan applicable to employees generally, if any, would be greater than the separation pay payable under to this Agreement, then your Severance Pay shall be increased to correspond to the pay you would have been eligible for under such Plan. To avoid duplicate payments, if you are eligible to receive severance under this Agreement, you hereby waive any payments under the R.R. Donnelley & Sons Company Separation Pay Plan.

c.	Employee Breach. If you breach this Agreement or any other agreement you have signed with the Company, the Company may, in its complete discretion, stop making any of the payments provided for in this Agreement.

d.	Arbitration. Any controversy arising out of or relating to this Agreement or the breach of this Agreement that cannot be resolved by you and the Company, including any dispute as to the calculation of any payments hereunder, and the terms of this Agreement, shall be determined by a single arbitrator in New York, New York, in accordance with the rules of JAMS; provided, however, that either party may seek preliminary injunctive relief to maintain or restore the status quo pending a decision of the arbitrator, and the parties consent to the exclusive jurisdiction of the courts of the State of Delaware or the Federal courts of the United States of America located in the District of Delaware in connection therewith. The decision of the arbitrator shall be final and binding and may be entered in any court of competent jurisdiction. The arbitrator may award the party he determines has prevailed in the arbitration any legal fees and other fees and expenses that may be incurred in respect of enforcing its respective rights.

e.	Governing Law. All disputes arising under or related to this Agreement shall at all times be governed by and construed in accordance with the internal laws (as opposed to the conflict of law provisions) and decisions of the State of Delaware as applied to agreements executed in and to be fully performed within that State.

f.	Notice and Execution. This Agreement may be executed in counterparts. Any notice or request required or permitted to be given hereunder shall be sufficient if in writing and deemed to have been given if delivered personally or sent by certified mail, return receipt requested, to you at the address above, and to the Company at its Corporate Headquarters (Attn: Corporate Secretary).

g.	Entire Agreement. This Agreement shall constitute the entire agreement between the parties with respect to the subject matter contained herein, and fully supersedes any prior agreements or understandings between us. This Agreement may not be changed or amended orally, but only in writing signed by both parties.

h.	Waiver. The failure of either party hereto to enforce at any time any provision of this Agreement shall not be construed as a waiver of such provision nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

i.	Assignments and Successors. The rights and obligations of the Company under this Agreement shall inure to the benefit of and be binding upon its successors and assigns. Your rights and obligations under this Agreement shall inure to the benefit of and be binding upon your designated beneficiary or legal representative, provided, however, that you may not assign any of your rights and obligations hereunder.

If the foregoing terms and conditions are acceptable and agreed to by you, please sign on the line provided below to signify such acceptance and agreement and return the executed copy to me, at 3075 Highland Parkway, Downers Grove, Illinois, 60515-1261.

Very truly yours,

R. R. Donnelley & Sons Company

By:	/s/ Thomas Carroll
Thomas Carroll
Group Executive Vice President, Human Resources

ACCEPTED AND AGREED to this 30 day of July 2007

/s/ Thomas Juhase
Thomas Juhase

Annex A

Definitions

1.	“Annualized Total Compensation” means Base Salary plus Annual Bonus (at the target level) for one year at the rate in effect immediately before the Termination Date, but, for these calculations only, your Base Salary and target bonus percentage shall not be less than the amount set forth in Section 3, above

2.	“Cause” means (i) your willful and continued failure to perform substantially your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness or any such failure subsequent to your being delivered a notice of termination without Cause) after a written demand for substantial performance is delivered to you by the Group President, the Chief Executive Officer, or the Board that identifies the manner in which you have not performed your duties, (ii) your willful engaging in conduct which is demonstrably and materially injurious (monetarily or otherwise) to the business, reputation, character or community standing of the Company, (iii) conviction of or the pleading of nolo contendere with regard to a felony or any crime involving fraud, dishonesty or moral turpitude, or (iv) a refusal or failure to attempt in good faith to follow the written direction of the Group President, the Chief Executive Officer, or the Board (provided that such written direction is consistent with your duty and station) promptly upon receipt of such written direction. For the purposes of this definition, no act or failure to act by you shall be considered “willful” unless done or omitted to be done by you in bad faith and without reasonable belief that your action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of the Company’s principal outside counsel shall be conclusively presumed to be done, or omitted to be done, by you in good faith and in the best interests of the Company. Notwithstanding the foregoing, the Company shall provide you with a reasonable amount of time, after a notice and demand for substantial performance is delivered to you, to cure any such failure to perform, and if such failure is so cured within a reasonable time thereafter, such failure shall not be deemed to have occurred.

3.	“Committee” means a committee designated by the Chief Human Resources Officer of the Company.

4.	“Separation Date” means the date of your Separation from Service.

5.	“Separation from Service” means any separation from employment with the Company within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, as determined by the Committee.

RR Donnelley	Corporate Headquarters 111 South Wacker Drive Chicago, Illinois 60606-4301 www.rrdonnelley.com

November 25, 2008

Thomas Juhase

[address]

Dear Tom:

This letter constitutes an amendment to the agreement (the “Agreement”) dated July 27, 2007 between you and R. R. Donnelley & Sons Company (the “Company”) in order to conform the Agreement with the requirements of section 409A of the Internal Revenue Code of 1986, as amended. All provisions of the Agreement that are not specifically amended by this amendment shall remain in full force and effect.

1.	For purposes of the Agreement, all references to “termination of employment” (or variations thereof) shall mean “separation from service” within the meaning of Treasury Regulation § 1.409A-1(h) with the Company and its at least 80% owned subsidiaries and affiliates.

2.	The following sentence shall be added at the end of Section 3.b.: “Any Annual Bonus which you become entitled to receive shall be paid to you no later than the 15th day of the third month following the end of the calendar year in which the bonus was earned, unless you timely elect to defer all or a portion of such bonus pursuant to the Company’s deferred compensation plan.”

3.	In Section 4.a., the following changes will be made: (i) the word “prompt” will be added prior to the words “execution by you of a customary release” (ii) the words, “the thirtieth (30th) day after the date of your Separation from Service” shall be added after “the 18 months following” and (iii), the words “your Separation Date” shall be deleted.

Therefore, the new Section 4.a. shall read as follows: “The Company will pay you an amount equal to one and one half times your Annualized Total Compensation (“Severance Pay”), subject to the prompt execution by you of the Company’s customary release, which amount shall be payable in equal installments on the 15th and last days of each of the 18 months following the thirtieth (30th) day after the date of your Separation from Service (if the 15th or last day of a month is not a business day, on the closest business day to such date).”

4.	Section 4.e. shall be deleted and replaced with the following:

Compliance with Section 409A of the Internal Revenue Code.

If you are a “specified employee” within the meaning set forth in the document entitled “409A: Policy of R.R. Donnelley & Sons Company and its Affiliates Regarding

Specified Employees” on your Termination Date, then any amounts payable pursuant to this Agreement or otherwise that (i) become payable as a result of your Separation from Service and (ii) are subject to Code Section 409A as a result of your Separation from Service shall not be paid until the earlier of (x) the first business day of the sixth month occurring after the month in which the Termination Date occurs and (y) the date of your death. Notwithstanding the immediately preceding sentence, amounts payable to you as a result of your Separation from Service that do not exceed two times the lesser of (i) your annualized compensation based upon your annual rate of Base Salary for the year prior to the year in which the date of your Separation from Service occurs and (ii) the maximum amount that may be taken into account under Code Section 401(a)(17) in the year in which the date of your Separation from Service occurs may be paid as otherwise scheduled. If any compensation or benefits provided by this letter may result in the application of Code Section 409A, then the Company shall, in consultation with you, modify this Agreement to the extent permissible under Code Section 409A in the least restrictive manner necessary in order to exclude such compensation and benefits from the definition of “deferred compensation” within the meaning of such Code Section 409A or in order to comply with the provisions of Code Section 409A. By signing this Agreement you acknowledge that if any amount paid or payable to you becomes subject to Code Section 409A, you are solely responsible for the payment of any taxes and interest due as a result.

5.	Sections 4 and 5 of Annex A shall be deleted.

Yours very truly,

R. R. Donnelley & Sons Company

By:	/s/ Thomas Carroll

Title:	Chief Human Resources Officer

AGREED AND ACCEPTED this 4 day of December, 2008:

/s/ Thomas Juhase